FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 18, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter to the CONASEV dated February 12, 2003, relating to the modification by Servicios Globales de Telecomunicaciones S.A.C. of article two of its by-laws.

2.

Free translation of a letter to CONASEV dated February 13, 2003, relating to the approval by the Board of Directors of Telefónica del Perú S.A.A. of the consolidated and non-consolidated financial statements for the fourth quarter of 2002, as enclosed therewith.

3.	Free translation of the quarterly results of Telefónica del Perú S.A.A. and its subsidiaries for October to December 2002.

4.	Free translation of a press release, dated February 13, 2003, announcing consolidated results of Telefónica del Perú S.A.A. and its subsidiaries for 4Q02 and 12M02.

5.	Free translation of a letter to the CONASEV dated February 13, 2003, relating to the observations made by OSIPTEL regarding Telefónica del Perú S.A.A.’s tariff scheme proposal.

6.

Free translation of a letter to the CONASEV dated February 14, 2003, relating to OSPITEL’s extension of Telefónica del Perú S.A.A.’s deadline for a presentation of a new tariff scheme proposal regarding the monthly charge of the local fixed telephony.

Item 1

TRANSLATION

GGR-135-A-059-2003

Lima, February 12, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Eents

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10, relating to Key Events, Private Information and Other Communications, Telefónica del Perú S.A.A. informs that its affiliate Servicios Globales de Telecomunicaciones S.A.C has modified the second article of its By-Law in order to include as a new corporate business the collection of its own and third party debts, as well as its own administration.

Best regards,

Julia María Molares Valentín

Representative to the Stock Exchange

Item 2

TRANSLATION

GGR-135-2003

Lima, February 13, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, we, hereby, inform you that the Board of Directors of Telefónica del Perú S.A.A. held today approved the consolidated and non-consolidated financial statements of the fourth quarter of the year 2002, enclosed herewith, and ordered to submit them to the Comisión Nacional Supervisora de Valores – CONASEV - the Bolsa de Valores de Lima and other stock market institutions that may be concerned.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A:A.

Representative to the Stock Exchange

Item 3

Telefonica

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

October – December 2002

Significant Events

A summary containing the most significant events performed since October 2002 is presented below:

Board of Directors Meeting

1.	The Board of Directors, during a session held on October 23rd, approved the financial statements of the Company for the third quarter of 2002 and decided for their filing with Comisión Nacional Supervisora de Empresas y Valores, Lima Stock Exchange and other relevant institutions of the stock market.
2.	The Board of Directors, during a session held on November 20th, approved the partial modification of the organic structure of the Company regarding the designation of the Regional Chiefs to Regional Managers, who will cease to be subordinated to the Residential Manager and will function under the President from now on.

Changes and Appointments

1.	On November 21st, Mr. José María Alvarez-Pallete, a Spanish natural, joined the Board of Directors of the Company, following the resignation of Director Mr. Rafael Hernández and his Alternate Director, Mr. Michael Duncan.
2.	The Board of Directors, during a session held on January 21st, 2003 approved the following resolutions:
a.	Accepted the resignation of the President of the Board, Mr. Alfonso Bustamante, who will still be part of the Group as member of the Board of Directors and member of the Executive Committee of the Board of Directors of Telefónica del Perú S.A.A. and also as President of the Telefónica Foundation.
b.	Following his appointment as General Director of Corporate Development of Telefónica Internacional, S.A. – subsidiary of Telefónica S.A. -, Mr. José Ramón Vela filed his resignation as Director of the Board and Chief Executive Officer of the Company.
c.	Accepted the resignation of Mr. Antonio Viana-Baptista as member and Vice President of the Board of Directors of Telefónica del Perú S.A.
d.	Accepted the resignation of the Alternate Directors, Mr. Manuel Fernández and Mr. Antonio Mora.
e.	Mr. Javier Nadal and Mr. Juan Revilla joined the Board of Directors. Mr. Naval was appointed as President of the Board and, according to the Group policy, he will also assume the position of Executive President of the Group for the country. Furthermore, Mr. Alvarez was appointed as Vice President of the Board.
f.	The Executive Committee of the Board was recomposed as follows: Mr. Javier Nadal, as President, Mr. Juan Revilla, Mr. Alfonso Bustamante, Mr. José Graña, Mr. Enrique Normad and Mr. José María Alvarez-Pallete.
g.	Accepted the resignations filed by Mr. Javier Reguero and Mr. Antonio Mora, to the positions of Central Manager of Businesses and Central Manager of Control, respectively, since they will be taking new positions within the Group.
h.	The Board appointed Mr. Juan Revilla as Chief Executive Officer, who has been a member of the Group since 1995.
i.	Mr. Eduardo Airaldi was appointed as Central Manager of Businesses and Mr. José Luis Baranda was appointed as Central Manager of Control.
j.	The Board appointed Dr. Julia María Morales as stock exchange representative and empowered the President of the Board, the Chief Executive Officer and the General Secretary with the authority to determine any of the date, time and place to hold the General Shareholders’ Meeting and the Special Shareholders’ Meeting for the Class B shareholders.

New tariff regime for the classic lines of fixed telephony

3.	As a result of the dialogue between the Company and the government, Telefónica proposed to Osiptel a new tariff scheme for the classic line of fixed telephony, consisting in a reduction of the monthly fee, an increase in the cost per minute resulting from the application of the productivity factor, the elimination of the call execution fee and the elimination of the 60 free minutes, which implied an integral revision of the tariff system within the framework of the concession contract subscribed with the Peruvian government. However, such proposal was dismissed by Osiptel on February 06, 2002.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the fourth quarter ended December 31, 2002

Operating revenues

Operating revenues for 4Q02 totaled S/. 865 million, a 2.6% decrease compared to 4Q01, mainly because the fact that the increases in the businesses of public and rural telephony (5.3%) and cable television (4.2%) were not able to compensate the decrease in revenues from long distance (20.1%) and other operating revenues (17.5%). Furthermore, revenues from local telephony and business communications were slightly reduced (0.7% and 1.7%, respectively).

Accumulated revenues for 12M02 totaled S/. 3,457 million, a drop of 4.4% compared to 12M01, mainly because the increases in revenues from public and rural telephony (9.2%), cable television (8.3%), other operating revenues (7.4%) and business communications (1.5%) were not able to offset the reduction in revenues from long distance (28.6%). Revenues from local telephony in 12M02 remained almost unchanged from the previous year. Furthermore, it is worth noting the effect from the sale of the business of directories to Telefónica Publicidad e Información S.A. (TPI) - on February 8th, 2002 – in the revenue reduction, since excluding this effect, the consolidated operating revenues would have been reduced only by 2.0%.

Regarding business lines, the revenues of Local Telephony for 4Q02 amounted to S/. 392 million, a reduction of 0.7% when compared to 4Q01. This change is due to the application of the productivity factor, as well as lower revenues for local measured service – a 10.6% fall in the fixed-to-fixed traffic caused by the reduction of the percentage of classic lines in the total plant -, and, to a lesser degree, to the reduction of the internet billed traffic caused by the increase in ADSL and Flat Tariff clients. However, these effects were offset by the increase in the plant in service of 5%.

12M02 accumulated revenues for Local Telephony grew by 0.1%, a slight increase when compared to 12M01, amounting S/. 1,598 million. This change is due to the application of the productivity factor, as well as the lower revenues for local measured service (9.8%) – a 10.6% fall in the fixed-to-fixed traffic caused by the reduction of the percentage of classic lines in the total plant from 67.6% in 2001 to 61.8% in 2002-, and by a 20.8% reduction of the billed internet traffic explained by the increase in ADSL and Flat Tariff clients. However, these effects were offset by the increase in the plant in service of 5%.

The revenues for Public and Rural Telephony reached S/. 194 million in the 4Q02, a 5.3% increase when compared to the 4Q01, as a result of a 12.2% growth in the public telephone plant in service and loyalty programs.

12M02 accumulated revenues for Public and Rural Telephony totaled S/. 746 million, 9.2% higher than in 12M01, explained by the launch of promotional campaigns, collecting systems automation and the reduction in the malfunction index because of improved maintenance.

Revenues for Long Distance amounted for S/. 88 million in 4Q02, a drop of 20.1% compared to 4Q01, as a consequence of the reduction in total traffic (13.0%) and the lower average tariffs for outgoing ILD (44.8%) and DLD (8.0%).

Revenues for the 12M02 totaled S/. 428 million, representing a 28.6% drop compared to 12M01, as a result of the falls in the weighted average tariffs for outgoing ILD (34.7%) and DLD (5.0%) during the 12M02 compared to 12M01 – affected by the introduction of the multi-carrier system on April 19, 2002—and as a consequence of a 11.4% reduction in the total traffic.

The revenues for Business Communications showed a 1.7% slight drop in the 4Q02, decreasing from S/. 62 million in 4Q01 to S/. 61 million in 4Q02. 12M02 accumulated revenues grew 1.5%, from S/. 197 million in the 12M01 to S/. 200 million in the 12M02, mainly due to the introduction of new products and services –

highlighting ADSL service which grew from 1,875 lines in service as of December 2001 to 20,800 lines in service as of December 2002 – and for the development of advanced solutions to corporate clients.

Cable Television revenues increased 4.2% in 4Q02 when compared to 4Q01, reaching S/. 77 million. It is explained by a 136.0% increase in revenues from Cable Net and a 201.4% plant growth that offset a 21.7% tariff reduction.

12M02 accumulated revenues for Cable Television grew 8.3% compared to the 12M01, totaling S/. 294 million. This growth is explained by higher cable service revenues, resulting from the DUNA operations (to detect non-authorized users) – which improved the ratio billed clients/subscribers, reaching 91.6% in 12M02 – and from the higher Cable Net revenues – influenced by the commercial campaigns aimed to reduce costs despite the reduction in tariff to its clients.

Other Operating Revenues decreased 17.5% in the 4Q02 compared to the 4Q01. On the other hand, revenues for 12M02 increased 7.4% due to higher revenues by network adaptation and fixed-to-mobile and mobile-to-fixed traffic.

Operating expenses

Operating expenses totaled S/. 596 million in 4Q02, which represents a 9.8% decrease compared to the S/. 661 million in the 4Q01. This decrease is explained by S/. 30 million of lower personnel expenses – as a result of the early retirement program in June 2002 -, S/. 26 million of lower of general and administrative expenses – as a consequence of the tight expenses control that the Company has implemented -, S/. 17 million of lower provision – as a result of the application of stricter policies to control bad debt – and S/. 8 million of lower depreciation expenses. These changes were partially offset by S/. 16 million of lower expenses capitalization.

Accumulated operating expenses for 12M02 increased by S/. 14 million compared to 12M01 reaching S/. 2,641 million, mainly due to a significant reduction in capitalizated expenses by S/. 77 million (62.2%) – as a result of the application of a more conservative policy by the Company -, a S/. 13 million increase in depreciation – as a consequence of the increase in the average depreciable plant in 12M02. These increases were not compensated by the S/. 78 million reduction in personnel expenses – resulting from the early retirement program and from the strike ended on September 11, 2002 –, S/. 32 million drop in general and administrative expenses, and S/. 25 million reduction in provisions.

EBITDA and Operating Result

As a consequence of the lower expenses registered in the 4Q02 compared to 4Q01, the EBITDA for the quarter reached S/. 514 million, 7.0% higher than in the 4Q01, while the EBITDA margin increased from 54.1% in 4Q01 to 59.4% in 4Q02. As a result of the increase in the EBITDA and the reduction of the depreciation, the operating result increased in S/. 42 million in 4Q02 compared to 4Q01.

Nevertheless, the accumulated EBITDA dropped 8.2% in the 12M02 compared to the 12M01, as a consequence of lower revenues and lower capitalizated expenses. Therefore, the EBITDA margin fell from 53.9% in the 12M01 to 51.8% in the 12M02. Disregarding the effect of the reduction in the capitalization of expenses, the EBITDA margin remains in similar levels to the ones of 12M01. As a result of the reduction of the EBITDA and the increase in depreciation, the operating result drops S/. 172 million in 12M02 compared to same period of the last year.

Non-operating Result

During 4Q02, the non-operating loss amounted to S/. 213 million, similar to the S/. 210 million registered in 4Q01. In 4Q02, the losses registered in “others net” grew S/. 111 million compared to 4Q01, mainly due to the higher adjustments in 4Q02 – depreciation of investments and stocks, adjustments in revenues from other carriers, sundry contingencies and adjustments from previous years. Part of this higher loss was compensated by the monetary correction that went from a loss of S/. 63 million in 4Q01 to a profit of S/. 10 million in 4Q02, and by the S/. 38 million reduction in financial expenses, as a consequence of the reduction of the outstanding debt and the lower average financing cost.

The non-operating loss was reduced by 35.7% in the 12M02 when compared to 12M01, thus the losses went from S/. 825 million to S/. 531 million. This reduction is mainly explained by higher accounting adjustments in 12M01, as a consequence of the analysis of balance sheet entries. Likewise, the financial expenses fell S/. 109 million in the 12M02 regarding the 12M01 due to the reduction of the debt levels by S/. 1,464 million and the lower average financing cost. Finally, the monetary correction registered a lower loss during the 12M02 of S/. 45 million.

Net result

The net losses slightly increased from S/. 54 million in the 4Q01 to S/. 55 million in the 4Q02, explained, on one hand, by the better operating results (S/. 42 million) and on the other hand, by the increase in non-operating losses by S/. 3 million and the higher income taxes and workers’ participation by S/. 40 million.

The accumulated net result improved from a loss of S/. 147 million in 12M01 to a profit of S/. 31 million in the 12M02, mainly explained by the S/. 294 million improvement in the non-operating result and the lower account in taxes and workers’ participation by S/. 56 million. These effects compensated the S/. 172 million drop in operating results.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by current assets over current liabilities – reduced from 0.55 in 3Q02 to 0.45 in the 4Q02, as a result of the reduction of other accounts receivable. Furthermore, the “debt over debt plus equity ratio” still improved from 44.9% in the 3Q02 to 41.3% in the 4Q02. As a consequence of the drop in the current segment of the long term debt, the “short term debt over total debt ratio” decreased from 57.9% in the 3Q02 to 47.7% in the 4Q02.

It is worth noting the significant effort of the Company in light of the cash flow generation. Thus, the total debt in the 4Q02 was reduced by S/. 429 million compared to the 3Q02, and during the 12M02 the debt stock decreased by S/. 1 464 million. The debt reduction has significantly improved the financial coverage ratios of the Company. In that sense, the “debt coverage” – debt over EBITDA – falls from 2.0 in the 12M01 to 1.3 in the 12M02 while the “interest coverage” – EBITDA over net interests – rises from 6.7 in the 4Q01 to 14.2 in the 4Q02, while the accumulated ratios rise from 7.3 in the 12M01 to 10.2 the 12M02.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF DECEMBER 31, 2002 1 /

(Prepared In Accordance With Peruvian GAAP)

	4Q01		4Q02		Abs. Var. 4Q02-4Q01	% Var. 4Q02-4Q01	12M01		12M02		Var. Abs. 12M02-12M01	Var. % 12M02-12M01
		%		%		%		%		%		%
Total Operating Revenues	888,539	100.0	865,347	100.0	(23,192)	(2.6)	3,615,165	100.0	3,457,083	100.0	(158,082)	(4.4)
Local Telephone Service	394,976	44.5	392,074	45.3	(2,902)	(0.7)	1,596,829	44.2	1,597,677	46.2	848	0.1
Long Distance	110,286	12.4	88,123	10.2	(22,163)	(20.1)	599,747	16.6	428,140	12.4	(171,607)	(28.6)
Public Telephones	184,241	20.7	194,093	22.4	9,852	5.3	683,293	18.9	745,845	21.6	62,552	9.2
Cable TV	73,836	8.3	76,943	8.9	3,107	4.2	271,870	7.5	294,310	8.5	22,440	8.3
Business Communications	61,676	6.9	60,606	7.0	(1,070)	(1.7)	196,631	5.4	199,540	5.8	2,909	1.5
Telephone Directories	(1,316)	(0.1)	—	—	1,316	—	88,432	2.4	—	—	(88,432)	—
Other	64,840	7.3	53,508	6.2	(11,332)	(17.5)	178,363	4.9	191,571	5.5	13,208	7.4
Total Operating Costs and Expenses	660,547	74.3	595, 576	68.8	(64,971)	(9.8)	2,627,021	72.7	2,640,658	76.4	13,637	0.5
Personnel	116,615	13.1	86,961	10.0	(29,654)	(25.4)	473,676	13.1	395,505	11.4	(78,171)	(16.5)
General and Administrative	260,259	29.3	234,017	27.0	(26,242)	(10.1)	946,283	26.2	914,333	26.4	(31,950)	(3.4)
Depreciation	252,537	28.4	244,403	28.2	(8,134)	(3.2)	962,073	26.6	974,786	28.2	12,713	1.3
Technology Transfer and Management Fees	431	0.0	—	—	(431)	—	167,607	4.6	230,304	6.7	62,697	37.4
Materials and Supplies	14,635	1.6	15,314	1.8	679	4.6	59,067	1.6	54,826	1.6	(4,241)	(7.2)
Provisions	44,352	5.0	27,505	3.2	(16,847)	(38.0)	142,367	3.9	117,743	3.4	(24,624)	(17.3)
Own Work Capitalized	(28,282)	(3.2)	(12,624)	(1.5)	15,658	(55.4)	(124,052)	(3.4)	(46,839)	(1.4)	77,213	(62.2)
Operating Income	227,992	25.7	269,771	31.2	41,779	18.3	988,144	27.3	816,425	23.6	(171,719)	(17.4)
EBITDA	480,529	54.1	514,174	59.4	33,645	7.0	1,950,216	53.9	1,791,213	51.8	(159,003)	(8.2)
Other Income (Expenses)
Interest Income	16,083	1.8	12,874	1.5	(3,209)	(20.0)	69,911	1.9	52,419	1.5	(17,492)	(25.0)
Interest Expenses	(87,334)	(9.8)	(49,108)	(5.7)	38,226	(43.8)	(336,974)	(9.3)	(227,690)	(6.6)	109,284	(32.4)
Others Net	(75,576)	(8.5)	(186,345)	(21.5)	(110,769)	146.6	(497,588)	(13.8)	(339,620)	(9.8)	157,968	(31.7)
Inflation Gain (Loss)	(62,735)	(7.1)	9,816	1.1	72,551	—	(60,621)	(1.7)	(16,062)	(0.5)	44,559	(73.5)
Total Other Income (Expenses)	(209,562)	(23.6)	(212,763)	(24.6)	(3,201)	1.5	(825,272)	(22.8)	(530,953)	(15.4)	294,319	(35.7)
Income Before Taxes and Participations	18,430	2.1	57,008	6.6	38,578	209.3	162,872	4.5	285,472	8.3	122,600	75.3
Workers’ Participation	(68,128)	(7.7)	(30,639)	(3.5)	37,489	(55.0)	(120,683)	(3.3)	(69,003)	(2.0)	51,680	(42.8)
Income Tax	(4,614)	(0.5)	(81,738)	(9.4)	(77,124)	1,671.5	(189,687)	(5.2)	(185,829)	(5.4)	3,858	(2.0)
Net Income	(54,312)	(6.1)	(55,369)	(6.4)	(1,057)	1.9	(147,498)	(4.1)	30,640	0.9	178,138	—

1/	In order to allow an easier analysis, the income statement of 4Q01 includes reclassifications (without effects in the net income) in some accounts:
a.	Since 2002 the Tarjeta 147 revenues have been registered separately between the Local Telephone Service and Long Distance accounts, while they were registered only in the Local Telephone Service in 2001.
b.	Since 2002, the interconection revenues, regarding to the F2M, M2M and F2F traffic, have not been registered in the Local Telephone Service account besides they are registered in the others account.
c.	Since 3Q01 the subsidiaries’s billings have been registered in Others Net account and not in general and administrative expenses

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF DECEMBER 31, 2002 (1)

(End of Period Figures)

	4Q02	3Q02	2Q02	1Q02	4Q01
ASSETS
CURRENT ASSETS
Cash and cash equivalents	55,286	73,594	15,224	8,620	155,475
Negociable securities	53,863	87,731	26,247	54,056	32,555
Accounts and notes receivable - net	645,796	659,795	799,362	806,851	689,265
Other accounts receivable	196,392	774,400	760,521	662,826	172,580
Materials and supplies	28,177	43,090	43,207	42,505	45,830
Prepaid taxes and expenses	94,279	159,623	164,340	163,963	222,229
Total current assets	1,073,793	1,798,233	1,808,901	1,738,821	1,317,934
Accounts receivable - LT wit T. Móviles	263,475	309,036	302,729	404,919	437,437
LONG-TERM INVESTMENTS	288,963	297,378	330,360	351,461	351,661

PROPERTY, PLANT AND EQUIPMENT	13,488,757	13,377,009	13,296,287	13,318,157	13,277,130

Accumulated depreciation	-7,194,747	-6,984,472	-6,773,642	-6,574,947	-6,351,951

Write-off Provision	-61,076	-61,076	-61,076	-61,076	-61,076

	6,232,934	6,331,461	6,461,569	6,682,134	6,864,103
OTHER ASSETS, net	322,931	336,610	370,152	333,094	376,324

TOTAL ASSETS	8,182,096	9,072,718	9,273,711	9,510,429	9,347,459

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Overdrafts	0	0	0	0	68,135
Accounts payable and accrued liabilities	471,384	452,066	399,116	431,944	533,464
Other accounts payable	760,884	1,161,000	1,097,519	1,044,262	410,665
Provision for severance indemnities	1,139	251	1,050	1,591	2,208
Bank Loans	474,700	341,453	516,158	653,275	1,131,794
Current maturities of long-term debt	58,360	597,627	596,329	592,815	586,813
Current maturities of bonds	296,324	383,436	260,055	141,985	141,282
Commercial Papers	313,908	313,083	344,031	454,707	357,438
Total current liabilities	2,376,699	3,248,916	3,214,258	3,320,579	3,231,799
LONG-TERM DEBT	803,456	846,511	946,408	1,017,507	1,025,005
BONDS	450,877	344,913	468,615	569,554	551,340
GUARANTY DEPOSITS	97,126	94,665	93,763	91,749	87,850
DEFERRED TAXES	1,051,992	1,074,518	1,085,407	1,061,877	1,055,791
SHAREHOLDERS' EQUITY
Capital stock	2,895,568	2,895,568	2,895,568	2,895,568	2,895,568
Legal reserve	342,598	342,598	342,598	342,598	342,598
Retained earnings	163,780	225,029	227,094	210,997	157,508

TOTAL SHAREHOLDERS' EQUITY	3,401,946	3,463,195	3,465,260	3,449,163	3,395,674
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,182,096	9,072,718	9,273,711	9,510,429	9,347,459

(1)	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	4Q01	1Q02	2Q02	3Q02	4Q02	4Q02-4Q01	4Q02/ 4Q01
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,019,761	2,019,761	2,017,265	2,021,041	2,028,913	9,152	0.5
Profits (losses) in Lines in Service, net	(15,075)	24,615	16,017	19,660	21,574	36,649	—
Lines in Service Including Public Telephones (1)	1,716,097	1,744,794	1,763,697	1,785,298	1,809,598	93,501	5.4
Local Traffic - Minutes (000) (2)	1,922,235	1,727,667	1,684,155	1,707,522	1,682,638	(239,597)	(12.5)
Long Distance - Minutes (000)	228,124	216,636	233,703	224,387	198,524	(29,600)	(13.0)
Number of Employees (Telefónica del Perú and Subsidiaries)	5,429	5,170	4,598	4,612	4,874	(555)	(10.2)
Number of Employees (Telefónica del Perú)	3,823	3,823	3,215	3,209	3,366	(457)	(12.0)
Lines in Service per Employee (Telefónica del Perú)	449	456	549	556	538	89	19.8
Digitalization Rate (%)	96	96	96	96	96	0	0.1
Lines in Service per 100 inhabitants	6.6	6.6	6.7	6.7	6.8	0.2	3.0
PUBLIC TELEPHONES
Lines in Service (3)	95,624	99,676	102,620	104,509	107,280	11,656	12.2
CABLE TV
Subscribers	341,720	340,595	340,058	338,246	340,001	(1,719)	(0.5)

(1)	Excluding Cellular Public Phones, Publifón and rurals
(2)	Including traffic F2F billing (voice and internet), F2F anf F2M
(3)	Including Cellular and Fixed Public Phones, Rural Cellular and Fixed Public Phones (It does not include Publifon)

Item 4

Telefonica

Press Release

TELEFÓNICA DEL PERÚ ANNOUNCES CONSOLIDATED RESULTS OF THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2002

Lima, February 13, 2003.- Telefónica del Perú S.A.A. (TdP) presented today its consolidated results of the fourth quarter (4Q02), and twelve months (12M02) ended December 31, 2002, the main figures of which are highlighted below.

Operating revenue

The operating revenue of the 4Q02 totaled S/. 865 million, showing a drop of 2.6% in respect of the 4Q01. The increase in public and rural telephony (5.3%) and cable television (4.2%) revenues did not offset the decrease in long distance (20.1%) and other revenues (17.5%). Moreover, revenues from local telephony (-0,7%) and company communications (1.7%) also decreased.

As regards the operating revenues of the 12M02, they accumulated S/. 3.45 billion, 4.4% less than those obtained in the 12M02, in view that the higher revenues obtained from public and rural telephone (9.2%), cable television (8.3%), other operating revenues (7.4%) and company communications (1.5%) did not offset the decrease in long distance revenues (28.6%). On their part, local telephony revenues remained at levels similar to those of the previous year. Furthermore, it is necessary to highlight the effect that the sale of the Yellow Pages business to Telefónica Publicidad e Información (TPI) –on February 8, 2002- had in the drop in revenues, since, excluding this effect, the consolidated operating revenues would have decreased by 2.0%.

Operating expenses

During the 4Q02, operating revenues totaled S/. 596 million, which represents an increase of 9.8% with respect to the S/. 661 million obtained in the 4Q01, mainly due a decrease in personnel expenses (S/. 30 million), overhead and administrative expenses (S/. 26 million), provisions (S/. 17 million) and depreciation expenses (S/. 8 million). These variations were partially offset by the smaller capitalization of expenses by S/. 16 million.

Operating expenses accumulated in the 12M02 increased by S/. 14 million, until reaching S/. 2,641 million. This was mainly due to the reduction in expense capitalization by S/.77 million.

EBITDA and Operating Result

As a result of the smaller expenses incurred, the EBITDA (earnings before interest, taxes, depreciation and amortization) reached S/. 514 million in the 4Q02, 7.0% more than the figure reached in the 4Q01, while the EBITDA margin increased from 54.1% in the 4Q01 to 59.4% in the 4Q02. In view of the growth of the EBITDA and of the decrease in depreciation, the operating result increased by S/. 42 million in the 4Q02 with respect to the 4Q01.

Not withstanding, in cumulative terms, the EBITDA of the 12M02 dropped by 8.2% with respect to the 12M01, mainly as a result of smaller revenues and less expense capitalization. Likewise, the operating result dropped by S/.172 million in the 12M02 with respect to the 12M01.

Non-Operating result

In the 4Q02 a non-operating loss of S/. 213 million was generated, similar to the S/. 210 million registered in the 4Q01. On its part, the non-operating loss of the 12M02 dropped by 35.7%, mainly explained by the increased accounting adjustments made in the 12M01. Likewise, financial expenses decreased by S/. 109 million in the 12M02 with respect to the same period of the previous year, due to the significant decrease in the debt and the smaller mean cost of financing. Finally, in the 12M02 a smaller loss was recorded in Result for Exposure to Inflation (REI) of S/. 45 million.

Net Profit

The net loss increased from S/. 54 million in the 4Q01 to S/. 55 million in the 4Q02. In cumulative terms, the net result reverted a loss of S/. 147 million in the 12M01 to a profit of S/. 31 million in the 12M02, which is mainly explained by a better non-operating result of S/. 294 million, which offsets the drop of S/. 172 million in the operating result.

General Balance Sheet

The significant capacity to generate free cash flows has allowed to reduce the debt by S/. 429 million in the 4Q02, whereby the debt to debt plus equity ratio was contracted from 44.9% in the 4Q02 to 41.3% in the 4Q02. On the other hand, the financial coverage – EBITDA to net financial results – ratio continued improving, moving from 6.7 times in the 4Q01 to 14.2 times in the 4Q02. In line with the foregoing, during 2002, the company reduced its debt level by S/. 1.46 billion, thus achieving an improvement in the financial coverage ratio, which increased from 7.3 times in the 12M01 to 10.2 times in the 12M02.

Main consolidated figures (in thousands of soles in December, 2002)	4Q02	4Q01
Operating revenues	865,347	888,539
Operating expenses	595,576	660,547
Operating result	269,771	227,992
EBITDA	514,174	480,529
Non-operating result	(212,763)	(209,562)
Net profit / loss	(55,369)	(54,312)
Financial Ratios:
EBITDA / (expenses less financial revenue)	14.2x	6.7x
Debt / (debt plus equity)	41.3%	53.2%

Main Magnitudes	4Q02	4Q01
Basic telephony (lines in service) *	1,809,598	1,716,097
Public telephony (includes public cellular telephony)	107,280	95,624
Cable TV (subscribers)	340,001	341,720

(*) Includes public telephony, but not public cellular telephony, Public phones and rural telephony.

Item 5

TRANSLATION

GGR-135-A-063-2003

Lima, February 13, 2003

Messers.

Registro Público de Mercado de Valores

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10, relating to Key Events, Private Information and Other Communications, Telefónica del Perú S.A.A. informs that on February 6th OSIPTEL made observations to the tariff scheme proposal presented by the company relating to the monthly charge of the local fixed telephony, and at the same time asked to present a new alternative in a term of 5 working days, the term of which expires today.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 6

TRANSLATION

GGR-135-A-073-2003

Lima, February 14, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. informs that in accordance with clause (g) of Section 9.03 of the Concession Contracts, as well as Section 4.2 of the Rules related to the adjustment of the tariffs for telecommunication public services Class I, last February 13 OSIPTEL asked to postpone the term given to the company to present a new proposal of the tariff scheme related to the monthly charge of the local fixed telephony.

As it is already known, on Febrary 6th Osiptel gave Telefónica del Perú S.A.A. a term of five working days to present the above mentioned proposal. Therefore, and considering that the company is willing to present new products and tariff plans in order to satisfy the needs and interests of the clients; and due to the difficulty of this process, the company asked the said institution to grant the maximum term given in the concession contracts for the presentation of the said proposal, which is, ten working days.

Through a letter received on February 13th, Ospitel agreed to Telefónica’s request and gave as a deadline for the presentation of a new tariff proposal, Thursday Febraury 20th.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February18, 2003	Telefónica del Perú S.A.A.

	By:	/s/ Julia María Morales Valentin
Name: Julia María Morales Valentin Title: General Counsel of Telefónica del Perú S.A.A.